Exhibit 12.1
LSB Industries, Inc.
Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends
(Dollars In Thousands)

	2007	2008	2009	2010	2011

Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$48,197	$54,399	$35,877	$48,499	$129,649
Add:
Fixed charges	15,674	12,042	8,001	7,254	6,548
Share of distributed income of 50% owned affiliate	765	735	785	825	1,649

Adjusted Earnings	$64,636	$67,176	$44,663	$56,578	$137,846

Fixed Charges
Interest expense (1)	$11,723	$8,510	$6,016	$5,900	$4,733
Estimate of interest in rental expense	3,951	3,532	1,985	1,354	1,815

Fixed Charges	$15,674	$12,042	$8,001	$7,254	$6,548

Preferred stock dividends	5,912	463	519	509	473

Combined fixed charges and preferred stock dividends	$21,586	$12,505	$8,520	$7,763	$7,021

Ratio of earnings to fixed charges	4.1	5.6	5.6	7.8	21.1

Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	5.4	5.2	7.3	19.6

(1)
Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.